Exhibit 2

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (the “Agreement”) is made as of this 4th day of April, 2013, by and between Viola P.E. GP Ltd., an Israeli Company (“Viola”) and Mr. David Rivel (“Rivel”).

WHEREAS, RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. (the “Company”) is an Israeli public company, whose Ordinary Shares, nominal value NIS 0.01 each (the “Ordinary Shares”), are traded on the “NASDAQ” Stock Exchange in New York, USA (“Nasdaq”);

WHEREAS, subject to the consummation of the transactions contemplated under that certain Share Purchase Agreement dated as of the date hereof by and between Viola and Rivel (“Rivel Agreement” and the “Rivel Closing”, respectively), Viola will purchase at the closing thereof Ordinary Shares representing approximately 7% of the issued and outstanding share capital of the Company as of the date of such closing; and

WHEREAS, Viola and Rivel (each, and their Permitted Transferees, and any other transferee that subsequently becomes a party to this Agreement a “Shareholder” and, collectively, the “Shareholders”) wish to agree on the matters set forth in connection with their holdings of Ordinary Shares of the Company.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties hereto agree as follows:

1.	Voting Undertaking and Proxy.

1.1.              Rivel hereby agrees, at any annual, extraordinary, or special meeting of the shareholders of the Company and at any postponement(s) or adjournment(s) thereof, or pursuant to any consent in lieu of a meeting or otherwise (each, a “Meeting”), to vote (or cause to be voted) all of the Ordinary Shares of the Company (including without limitation, Ordinary Shares owned following the exercise, conversion or exchange of any options or warrants to purchase Ordinary Shares, or other securities convertible into, or exercisable for, Ordinary Shares), now or hereafter beneficially owned by such Shareholder and its affiliates (collectively, the “Shares”), as directed by Viola, for as long as Viola and its affiliates beneficially own at least 5% of the Company’s issued and outstanding share capital.

1.2.              At or prior to the Rivel Closing (and as a condition to the obligations of Viola to consummate the Rivel Closing), Rivel shall and shall cause any of his affiliates that beneficially own Shares and the record holder of any such Shares to deliver to Viola a validly executed irrevocable proxy, in the form attached hereto as Exhibit 1.2. To the extent that the Shares are held electronically, then Rivel shall and shall cause any of his affiliates holding Shares to receive from the bank, broker or other registered holder with which the Shares are deposited or by which they are held to execute an irrevocable proxy to Rivel or directly to the Viola, in each case, in the form attached hereto as Exhibit 1.2. Without derogating from the foregoing, prior to each Meeting, Rivel shall and shall cause any of his affiliates that beneficially own Shares and the record holder of such Shares to deliver a proxy for such Meeting in a form prescribed by the Company or as reasonably requested by Viola, accompanied by confirmation of ownership of such Shares for purposes of voting at the Meeting from the bank, broker or other registered holder with which the Shares are deposited or by which they are held. The use by Viola and/or any of its affiliates of the irrevocable proxy pursuant to this Section 1.2 with respect to any Meeting shall be subject to the provisions of this Section 1.  Rivel understands and acknowledges that Viola is entering into the Rivel Agreement in reliance upon Rivel's execution, delivery and performance of this Agreement. The irrevocable proxy set forth in this Section 1 is given to secure the performance of the duties of Rivel hereunder. Rivel hereby further affirms that unless this Agreement is terminated in accordance with its terms, the irrevocable proxy(ies) pursuant hereto may under no circumstances be revoked without the prior written consent of Viola. As long as Rivel holds Ordinary Shares constituting at least 2.5% of the issued and outstanding share capital of the Company (unless the matter was discussed by the Board of Directors of the Company and Rivel was serving as a director of the Company), then prior to any general meeting of shareholders in which the Shares are voted by Viola pursuant to the proxy under this Section 1.2, a representative of Viola shall confer with Rivel on the matters to be voted upon at such general meeting, provided that Viola shall not be required to vote the Shares in the manner suggested by Rivel, and provided further, that failure to confer with Rivel as described above, for any reason whatsoever, shall not derogate from or restrict the valid and binding effect of the proxy under Section 1.2 and the voting agreement under Section 1.1.

1.3.              Viola agrees that in each general meeting of shareholders in which members of the Board of Directors of the Company are elected (other than election of external directors), it will vote a portion, of: (i) the Shares subject to the proxy pursuant to Section 1.2 above and the Ordinary Shares subject to a similar proxy from Kardan Communications Ltd. (“Kardan”), (ii) the Ordinary Shares purchased by Viola under the Rivel Agreement, (iii) the Ordinary Shares purchased by Viola under the Share Purchase Agreement (the “Kardan Agreement”) dated on or about the date hereof between Viola and Kardan, and (iv) any additional Ordinary Shares owned by Viola and/or its affiliates at the relevant time (except, with respect to shares referred to in this clause (iv), only to the extent the voting of such shares pursuant to this Agreement would not be inconsistent with or result in a violation by Viola and/or its affiliates of the provisions of any agreement or understanding with any other person) (the “Relevant Shares”), in favor of the appointment of Rivel, personally, as a director of the Company with the good faith intention (but not an obligation) that Rivel shall indeed be elected as a director in such vote, provided that in such vote at least 3 directors are elected by Viola to the Board of Directors of the Company. If Viola shall vote any additional Ordinary Shares of the Company purchased by Viola and/or any of its affiliates (in addition to the Relevant Shares) in favor of the appointment of a director designated by Kardan, then the same number of such additional Ordinary Shares shall be voted in favor of the appointment of Rivel provided that in such vote at least 3 directors are elected by Viola to the Board of Directors of the Company. Viola agrees that the portion of the Relevant Shares voted in favor of the appointment of a director designated by Kardan shall not be greater than the portion voted in favor of the appointment of Rivel, provided that in such vote at least 3 directors are elected by Viola to the Board of Directors of the Company. The above provisions of this Section 1.3 shall remain in effect as long as Rivel qualifies with all applicable legal requirements (including, applicable stock exchange rules and regulations and execution of all required certifications by Rivel in order to be duly nominated and serve as a director). Viola shall be subject to the provisions of this Section 1.3 in respect of the voting for the appointment of Rivel as a director only if and as long as Rivel and his affiliates hold, as of such date, the same number of Shares in the Company as held on the date hereof, free and clear of Encumbrance (other than the provisions of this Agreement and except for the Shares sold under the Rivel Agreement) and provided that all such Shares are subject to the provisions of Sections 1.1 and 1.2 hereto. In the event that Rivel is no longer entitled to require that the portion of the Relevant Shares described herein will be voted as described above with respect to his appointment as a director, then Viola may vote all such Relevant Shares for the removal of Rivel from his position as a director, and upon Viola’s request in such circumstances, Rivel undertakes to execute and deliver a resignation letter from his service as a director with an effect as of a date specified by Viola.

1.4.              Until such time as that certain Shareholders Agreement between Rivel and Del-Ta Engineering Equipment Ltd. (“Del-Ta”) dated October 5, 2006 as amended (the “Existing Shareholders Agreement”) terminates or expires in accordance with its current terms, the voting by Rivel or the exercise of his voting power in compliance with Section 3 of the Existing Shareholders Agreement shall not be deemed a breach of this Section 1 and Rivel may vote the Shares in accordance with and subject to such Section 3 of the Existing Shareholders Agreement, to the extent such Section 3 is applicable and binding. Rivel undertakes that, unless the Existing Shareholders Agreement terminates in accordance with its terms 30 days after the Rivel Closing, then at the first instance in which Rivel may issue a notice of termination with respect to the Existing Shareholders Agreement (which is expected to occur in April 2013), Rivel shall provide to Del-Ta a notice of termination of the Existing Shareholders Agreement, and shall otherwise use reasonable efforts to cause the termination of such agreement. Rivel shall inform Viola from time to time or upon Viola's request on any developments relating to the termination of the Existing Shareholders Agreement and shall provide Viola copies of any correspondence relating to such matter.

1.5.              Without derogating from the provisions of Sections 2 and 3, except in the event of (i) a Public Sale and (ii) a sale made to a third party in compliance with Sections 2 and 3, the provisions of this Section 1 and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the parties’ heirs, guardians, administrators, successors and assigns, and notwithstanding any transfer of the Shares, the transferor shall remain liable for the performance of all obligations of the transferor hereunder.

1.6.              Sections 1.1 and 1.3 shall be subject to and shall be effective from the grant of the approval from the Ministry of Communication under the licenses granted to the Company therefrom with respect to the voting of any Shares that would require such approval pursuant to such licenses, if applicable. If such approval is required, then Viola shall use its commercially reasonable efforts to deliver and file an application for such approval as soon as reasonably practicable after the date hereof and no later than 30 days after the Rivel Closing, and Rivel shall reasonably cooperate with Viola in such filing.

1.7.              The Shareholders shall not enter into any agreement or understanding, or amend or waive any existing agreement or understanding with any person the effect of which would be inconsistent with or result in a violation of the provisions and undertakings referred to in this Section 1 and in any proxies heretofore given by any Shareholder in respect of the Shares being revoked.

1.8.              For as long as Viola is required, under Section 1.3, to vote the Relevant Shares in favor of the appointment of Rivel as a director in the Company, at least seven days prior to each Meeting at which such vote is to take place, Rivel and Viola will discuss the vote of the Relevant Shares pursuant to Section 1.2, and within 48 hours after such discussion, Viola will indicate to Rivel the manner in which, based on then available information, it preliminarily contemplates that the Relevant Shares will be voted, provided that the final determination by Viola on the allocation of the vote of the Relevant Shares, consistent with Section 1.3, may be made by Viola at a later time up to the time of the Meeting. This provision and Viola’s compliance with it shall in no way derogate from or be a condition to Rivel’s undertaking and the proxy granted pursuant to this Section 1, or Viola’s exercise of its rights pursuant hereto.

2.	Standstill.

2.1.              Rivel shall not, and shall cause his affiliates not to, directly or indirectly, (i) for a period of two years from the later of the Rivel Closing or the closing under the Kardan Agreement (the “Kardan Closing”) but not later than 27 months after the Rivel Closing (the "Restriction Period"), offer for sale (including short sale), sell, transfer, exchange, tender, create any Encumbrance, assign, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, or enter into any contract or arrangement with respect to, or consent to, or offer, any of the foregoing with respect to, any Shares or any interest therein, to any person (other than pursuant to the Rivel Agreement or in a transaction for the sale of all of the Company’s issued share capital (however structured)); (ii) as long as this Agreement is not terminated in accordance with its terms, except as contemplated by or permitted by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement, in each case with respect to any Shares; and (iii) as long as this Agreement is not terminated in accordance with its terms, subject any Shares to any shareholders agreement, or other agreement or understandings relating to any attribute thereof, including, the voting or disposition thereof, or amend or waive, or consent to the amendment or waiver of any provision of any existing shareholders agreement or any other agreement or understanding with any person the effect of which would be inconsistent with or result in the violation of the provisions and undertakings in this Agreement. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, adverse claims, restrictions, options, proxies, security interest, encumbrance, or any other rights of third parties that would impose any restriction on the exercise by the Shareholder of sole voting or dispositive power over any security or any other attribute thereof.

2.2.              Rivel and his affiliates shall not be deemed in violation of this Section 2 by granting a lien, pledge or charge in the Shares to a financial or banking institution for as long as such financial or banking institutions acknowledges and agrees in writing to Viola to be bound by the provisions of Sections 1, 2, 3 and 4 and that any realization of any such lien, pledge or charge shall be subject to Viola’s rights set forth herein.

2.3.              Rivel and his affiliates shall not request that the Company (or any agent thereof) register the transfer (book-entry or otherwise) of any certificated or uncertificated interest representing any of the Shares, unless such transfer is permitted by and made in compliance with this Agreement.

2.4.              Rivel shall not be deemed in violation of this Section 2 for the sale of the Purchased Shares (as defined in the Rivel Agreement) pursuant to Section 4.1 of the Existing Shareholders Agreement, if Del-Ta shall have timely and validly exercised its right pursuant to such section and provided that the Purchased Shares are sold to Del-Ta solely at the same price and terms of the Rivel Agreement, and Rivel shall not be granted any right, benefit or privilege of any kind of nature, directly or indirectly, in connection with such sale.

3.	Right of First Offer.

3.1.              Subject to and without derogating from Section 2 above, at any time, and from time to time after the date hereof, if Rivel and/or any of his respective affiliates which are or become the beneficial owners of any Shares (the “Selling Party”) wishes to sell or otherwise transfer, directly or indirectly (each, a “Transfer”), any Shares (the “Offered Shares”), then such Selling Party shall be required to first offer the Offered Shares to Viola (the “Offeree”) by sending the Offeree a written offer (the “Offer”) specifying: (i) the number of Offered Shares that the Selling Party proposes to Transfer; (ii) a representation and warranty that the Offered Shares proposed to be sold or transferred are and will be, as of the time of their proposed Transfer, free and clear of all Encumbrance; and (iii) the price that the Selling Party intends to receive as consideration for the Offered Shares, which shall be stated in cash, and the requested terms of payment thereof, other than in case of Transfers on any stock exchange (including, without limitation, in open market transactions, through the framework of an accepted “blind trustee” in relation to the sale of shares by interested parties in certain periods, or in accordance with Rule 144 under the Securities Act of 1933) (“Public Sales”), in which case the price for the Offered Shares shall not be higher than the average of the closing price of the Ordinary Shares in the 7 trading days preceding the date of delivery of the Offer (the “Average Market Price”); and (iv) if known at such time, the identity of the prospective transferee and any persons controlling such transferee, and the terms offered, including a copy of any proposal, term sheet, letter of intent or other agreement relating thereto.

3.2.              The Offer shall constitute an irrevocable offer made by the Selling Party to Transfer to the Offeree the Offered Shares covered by the Offer, upon the terms specified in the Offer and as described below. If the Offeree wishes to purchase the Offered Shares upon such terms, it shall notify the Selling Party of its agreement to purchase the Offered Shares by no later than 14 business days of receipt of the Offer, or three (3) business days in case of Public Sales, indicating the maximum number of Offered Shares it wishes to so purchase. The Selling Party shall be obligated to sell the Offered Shares to the Offerees only if the acceptance of the Offer by the Offeree, in the aggregate, is in respect of all (but not less than all) of the Offered Shares on the terms and conditions as described in the Offer, other than in case of a Public Sale in which Selling Party shall sell to the Offeree the number of Offered Shares indicated in the Offeree’s acceptance notice in a private transaction on the terms and conditions as described in the Offer.

3.3.              Other than in case of a Public Sale in which Section 3.4 shall apply, if the Offeree declines to purchase all (but not less than all) of the Offered Shares upon the terms specified in the Offer or does not notify the Selling Party of its agreement to purchase the Offered Shares within the applicable acceptance period mentioned above, then the Selling Party may Transfer all the Offered Shares (but not less than all) to a third party, provided that such Transfer is consummated (i) at a price that is not lower than that specified in the Offer, and on other terms (including, payment terms and any other rights, benefits or privileges provided to the transferee or its affiliates) that are not more favorable to the purchaser than those specified in the Offer, (ii) within 90 days following the expiration of the foregoing applicable acceptance period, and (iii) with respect to any transfer pursuant to an Offer made prior to the expiration of the Restriction Period (except for a Public Sale) the transferee agrees to be bound by the terms of this Agreement to the same extent as the respective Shareholder that effected the Transfer, as if it were an original party hereto, by delivering a counterpart of this Agreement to the other parties hereto and by delivering the proxies required under Section 1 above.

3.4.              In case of a Public Sale, if the Offeree accepts the Offer with respect to part but not all of the Offered Shares, declines to purchase any Offered Shares upon the terms specified in the Offer or does not respond to the Offer within the applicable period mentioned above, then the Selling Party may Transfer the Offered Shares or the remaining Offered Shares that were not accepted by the Offeree, provided that such Transfer is consummated (i) at a price that is not lower than that specified in the Offer, and on other terms (including, payment terms and any other rights, benefits or privileges provided to the transferee or its affiliates) that are no more favorable to the purchaser than those specified in the Offer, and (ii) within 30 business days following the expiration of the foregoing applicable acceptance period.

3.5.              Any transaction contemplated under the Offer that is not consummated by the Selling Party in compliance with subsections 3.3 or 3.4, as applicable, shall require the Selling Party to again comply with the terms and conditions of this Section 3.

3.6.              If the Offeree agrees to purchase the Offered Shares upon the terms specified in the Offer, the Selling Party shall sell the Offered Shares to the Offerees against payment by the Offeree of the aggregate consideration as specified in the Offer, subject to any tax withholding required pursuant to applicable law. The closing of the purchase of the Offered Shares shall take place on the later of (i) the 14th business day following the acceptance of the Offer by the Offeree, or (ii) the third business day after such time as the regulatory approvals and requirements with respect to the purchase of such Offered Shares (if any) shall have been satisfied (other than the internal corporate approvals of each of the parties to such transaction which shall be obtained at the entry into such transaction), at such place in Israel as the relevant parties shall agree.

3.7.              Any change of control (meaning herein the acquisition or holding of more than 50% of the voting power and a majority of the power to elect directors) of the legal or beneficial owner of the Shares or of any person or entity that controls, directly or indirectly, in any manner whatsoever, such legal or beneficial owner of the Shares, shall constitute a Transfer of all of the Shares held by such person, which Transfer must be conducted in compliance with this Section 3, including the requirement to make an Offer to the Offeree under this Section 3, and the purchase price of the Offered Shares in such case for this purpose shall be the Average Market Price.

3.8.              In the event that Rivel proposes to create an Encumbrance that is otherwise permitted pursuant to this Agreement, then such Encumbrance shall be permitted only if the person in favor of which the Encumbrance is created or to which it is granted acknowledges and agrees in a written document delivered to Viola to be bound by the provisions of Sections 1, 2, 33 and  4 and that any realization of any Encumbrance is subject to the rights set forth in Sections 1 and 3.

3.9.              The Offeree shall be entitled to apportion or assign its right to purchase Offered Shares to be purchased among its affiliates and Permitted Transferees as well as third parties designated by the Offeree.

3.10.             The provisions of Section 3 shall not apply to Transfers pursuant to Section 5 (Permitted Transferees) or a transaction for the sale of all of the Company’s issued share capital (however structured).

3.11.              Notwithstanding anything to the contrary in Section 10.14, any notice that a party is required to send to the other party pursuant to this Section 3 or pursuant to Section 4 will only be delivered and considered effective: (i) if sent by messenger, upon delivery; (ii) if sent by electronic mail or facsimile, upon transmission and electronic confirmation of delivery or (if transmitted and received on a non-business day or not during normal business hours at the place of recipient) on the first business day following transmission and provided that the sender confirms by telephone that the notice was received by the recipient.

3.12.               Allocation of Sales under Rule 144. If at any time during the term of this Agreement, either Shareholder files with the US Securities and Exchange Commission a Form 144, to allow such Shareholder to sell Shares in brokered transactions under Rule 144 promulgated under the US Securities Exchange Act of 1934 (the “Exchange Act”), then such Shareholder will notify the other Shareholder in writing of such filing within two business days thereafter. The other Shareholder shall notify the first Shareholder in writing, within two business days after receipt of the written notification from the first Shareholder, whether it intends to file a Form 144, in which case the second Shareholder will file its Form 144 within two business days after providing such notification to the first Shareholder. If the second Shareholder does not file such Form 144, then the first Shareholder may sell in brokered transactions under Rule 144 and while complying with the provisions of this Agreement, during the three-month period covered by its Form 144, the maximum number of Shares permitted to be sold by the Shareholders under Rule 144 during such period. If both Shareholders file Forms 144, then each Shareholder may sell, together with their respective affiliates, during the three-month periods covered by their Forms 144, one half of the maximum amount of shares permitted to be sold under Rule 144 during such period. By the end of the first 30-day period of the foregoing three-month period covered by its Form 144, each Shareholder will notify the other Shareholder whether it intends to exercise its sale rights referred to above in full through the expiration of such three-month period. A Shareholder that does not so notify the other Shareholder will be deemed to have elected not to sell its respective remaining amount at such time, thereby enabling the other Shareholder that did notify of its intent to sell, to sell its entire remaining portion as well as the other Shareholder’s remaining portion. If neither Shareholder notifies the other Shareholder as set forth herein, both Shareholders may continue selling their portions under the equal allocation described above.

4.	Tag Along

4.1.              Without derogating from Section 3 above, at any time, and from time to time after the date hereof, if any Selling Party (which term, for the purpose of this Section 4 shall include also Viola and its affiliates which are or become the beneficial owners of any Shares) wishes to Transfer any Offered Shares to a proposed third party purchaser (the “Proposed Purchaser”), other than in a Public Sale (provided that a Transfer pursuant to a registration statement shall not be deemed to be a Public Sale and shall be subject to this Section 4), and if, to the extent applicable, the Offeree declines to purchase the Offered Shares in their entirety upon the terms specified in the Offer, or shall have not notified the Selling Party in writing of their agreement to purchase the Offered Shares within the applicable acceptance periods mentioned in Section 3.2, then it shall send to each other Shareholder that holds at least 2% of the issued and outstanding share capital of the Company at such time (each, a “Tag Along Shareholder”) a written notice in which the Selling Party shall specify the following information (the “Tag Along Offer”): (i) the number of shares that the Selling Party proposes to Transfer (the “Tag Along Shares”); and (ii) the price that the Selling Party will receive in respect of the Tag Along Shares, which shall be stated in cash, and the requested terms of payment thereof; (iii) the proposed date for sale of the Tag Along Shares; and (iv) the identity of the proposed third party purchaser and any persons controlling such proposed purchaser. For the purpose of this Section 4 any Permitted Transferees of the Selling Party, which are or become the beneficial owners of Ordinary Shares shall not be deemed a Tag Along Shareholder in a Transfer by such Selling Party.

4.2.              Each Tag Along Shareholder shall have the right to notify the Selling Party in writing, within seven (7) business days after it is informed of the Tag Along Offer, of its decision to exercise its tag along right pursuant to this Section 4 (the “Tag Along Exercise Notice”), in an amount of Ordinary Shares of up to the Tag Along Shareholder’s Pro-Rata Portion (as defined below), as the Tag Along Shareholder shall specify in the Tag Along Exercise Notice, and on the same terms and conditions to the Tag Along Shareholder as set forth in the Tag Along Offer.

4.3.              A Tag Along Shareholder’s ”Pro-Rata Portion” shall mean the number of Tag Along Shares multiplied by a fraction, (i) the numerator of which shall be the number of Ordinary Shares held by such Tag Along Shareholder and (ii) the denominator of which shall be the total number of Ordinary Shares held by all Tag Along Shareholders as of such date, plus the total number of Ordinary Shares held by such Selling Party as of such date, plus if Viola or its affiliates is the Selling Party, the total number of Ordinary Shares held by any other shareholder of the Company that has tag along rights with respect to such Tag Along Offer.

4.4.              Rivel represents and warrants that as of Rivel Closing, the Agreement, dated as of October 5, 2006 among Del-Ta, Rivel and Kardan (the “Existing Tag Along Agreement”) is no longer in effect with respect to Rivel.

4.5.              In the event that any Tag Along Shareholder exercises its right hereunder, the Selling Party shall use commercially reasonable efforts to cause the Proposed Purchaser to add such number of Ordinary Shares indicated in the Tag Along Exercise Notice(s), in addition to the Tag Along Shares to be purchased by the Proposed Purchaser from the Selling Party, as part of the sale agreement; or, in the event that the Proposed Purchaser declines to purchase the total number of Ordinary Shares that the parties wish to sell, then the number of Tag Along Shares proposed to be sold by the Selling Party shall be accordingly reduced to the extent necessary to provide for the Transfer by the Tag Along Shareholder(s) of its/their Ordinary Shares as indicated in its/their Tag Along Exercise Notice(s); provided however, that a Tag-Along Shareholder exercising its tag along right pursuant to this Section 4 in respect of less than its Pro-Rata Portion shall sell such lower amount, with the balance thereof to be allocated pro-rata among the other Tag-Along Shareholder(s) and the Selling Party.

4.6.              To the extent the Tag Along Shareholder exercised its right under this Section4, (i) its Transfer of Ordinary Shares to the Proposed Purchaser shall be made on the same terms and conditions to the Tag Along Shareholder as those on which the Selling Party is transferring its Tag Along Shares, and (ii) such Tag Along Shareholder shall promptly execute all documents and instruments that are required by the Proposed Purchaser.

4.7.              In the event the transactions contemplated by a Tag Along Offer shall not be consummated by the Selling Party for any reason, the Tag Along Shareholder(s) shall not be required to sell any Ordinary Shares to the Proposed Purchaser. The Selling Party shall have sole discretion in deciding whether or not to consummate the transaction contemplated by the Tag Along Offer (regardless of the exercise by the Tag Along Shareholder of its rights), and shall have no liability towards the Tag Along Shareholders if such transactions are not consummated.

4.8.              In the event that the Selling Party proposes to effect a Transfer on terms and conditions less favorable than as set forth in the Tag Along Offer or in the event that the transaction thereunder is not consummated within 90 days after the lapse of the 7 business-day period set forth in Section 4.2 above, then the Selling Party shall not proceed with any Transfer without the Selling Party again complying with the terms and conditions of this Section 4.

4.9.              The proceeds of any Transfer made by a Selling Party not in compliance with the provisions of this Section 4 shall be deemed to be held by the Selling Party in constructive trust for each of the Tag-Along Shareholder(s) in an amount representing each such Tag-Along Shareholder(s) Pro Rata Portion.

5.	Permitted Transfers.

5.1.              Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 2, 3 and 4 above shall not apply to any Transfer of Shares by a Shareholder to its Permitted Transferees (as defined and subject to the conditions set forth below).

5.2.              For purposes of this Agreement, “Permitted Transferee” means (i) with respect to a natural person, the spouse and lineal descendant of such person, or trust for the benefit of the foregoing, or a company controlled (meaning herein the holding of a majority of the voting power or a majority of the power to elect directors) by such natural person or any of the foregoing; (ii) in case of an incorporated Shareholder - any affiliate of such Shareholder; (iii) in case of Viola, in addition to the above, any of its current or retired partners or members; any person (and its respective current or retired partners or members) managed or co-managed by the same management company or the same managing general partner or by the person which controls, is controlled by, or is under common control with such management company or managing general partner; or any person or entity that controls, is controlled by, or is under common control with any such person; provided that in each case the Permitted Transferee has agreed in writing to assume and be bound by all of a Shareholder’s obligations hereunder as if it were an original party hereto by delivering a counterpart of this Agreement to the other parties hereto (a “Permitted Transfer”). Any Transfer of Shares effected in violation of this Agreement shall be null and void.

5.3.              For all purposes under this Agreement, including for the provisions of Sections 2, 3 and 4, each party and its Permitted Transferees which are or become the holders or owners of Shares, whether directly or beneficially, shall be considered as one party, enjoying jointly (and only jointly) all the rights and jointly and severally assuming all of the obligations pursuant to the terms of this Agreement. If one or more Permitted Transferees of a Shareholder is or becomes the holder or owner of Shares, then the original parties hereto or their successor (and notwithstanding any later Transfer), shall be deemed, for all intents and purposes, to have been granted an irrevocable power of attorney from their respective Permitted Transferees owning or holding Shares with respect to all matters arising under this Agreement and only the original parties hereto or their successor shall be entitled to send or receive any of the notices contemplated herein. Any decision, act or omission by such party shall be binding upon its Permitted Transferees.

6.           Share Adjustments. In the event of any share split (bonus shares), share dividend (including any dividend or distribution of securities convertible into share capital), recapitalization, reorganization, combination or other like change with respect to the Company’s shares, or the acquisition or receipt by any Shareholder of additional Ordinary Shares, the provisions of this Agreement shall apply also to any such Ordinary Shares issued to, purchased or otherwise held by the Shareholders.

7.           No - Solicitation.

7.1.              Rivel shall not, and shall cause its affiliates and their respective employees, officers, directors, agents and other advisors and representatives not to, whether directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Other Proposal (as defined below); (ii) make, or in any way participate, directly or indirectly, in any Other Proposal or Other Transaction (as defined below); (iii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Other Proposal; (iii) respond to or engage in discussions with any person with respect to any Other Proposal, except as to the existence of these provisions; (iv) approve, endorse or recommend any Other Proposal; or (v) enter into any letter of intent or similar document or any agreement or commitment contemplating or otherwise relating to any Other Transaction.

7.2.              Rivel shall, and shall cause its affiliates and their respective employees, officers, directors, agents and other advisors and representatives to, promptly advise Viola orally and in writing of any request, statement of intent, inquiry, referral or offer received by any of them that could lead to an Other Proposal, the material terms and conditions thereof, and the identity of the person or group making any such request, statement of intent, inquiry, referral, offer or Other Proposal, and shall keep Viola informed in all respects of the status and details (including material amendments or proposed amendments) thereof.

7.3.              For the purpose of this Section 7, the following terms shall have the following meanings: “Other Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Purchaser or its affiliates), oral or written, relating to any Other Transaction. “Other Transaction” shall mean any transaction or series of transactions, other than the transactions contemplated by this Agreement or the Rivel Agreement, involving: (i) any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer, purchase, sale (including short sale), transfer, option, proxies or other transaction (A) in which a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of the outstanding securities of any class of voting securities or debt securities of the Company or any material subsidiary thereof; or (B) in which the Company or any material subsidiary thereof issues securities representing 10% or more of the outstanding securities of any class of voting securities of the Company or any material subsidiary thereof or debt securities; (ii) “solicitation” of “proxies” to vote (as such terms are used in the rules under the Securities Exchange Act of 1934 (collectively, as amended, the “Exchange Act”)) with respect to any Shares, calling or seeking to have called a meeting of shareholders of the Company or execution of any written consent in lieu of such a meeting, submitting a shareholder proposal to the Company or a demand that the Company convene a shareholders’ meeting, or seeking to advise or influencing any person or entity with respect to the voting of any voting securities of the Company; or (iii) seeking control of the management or the Board of Directors of the Company or policies of the Company, or any change which results or is reasonably likely to result in a change in the majority of the persons who constitute the board of directors of the Company.

8.	Call Option.

8.1.              Viola hereby grants Rivel a call option to purchase the Purchased Shares as defined in the Rivel Agreement purchased at the Rivel Closing and held by Viola (the "Call Option" and the "Call Option Shares", respectively) in consideration for a Purchase Price as defined in the Rivel Agreement, and on the terms set forth in this Section 8.

8.2.              The Call Option may be exercised by Rivel with respect to all (and not less than all) Call Options Shares, by delivery to Viola of an irrevocable and binding written notice, during the period commencing on the termination of the Kardan Agreement and ending at 19:00 Israel time on the date that is 30 days thereafter, provided that together with the delivery of such notice Rivel also transfers to an escrow account in the name of MLG&LB Trust Ltd. (the “Escrow Agent”) (which account shall be designated by the Escrow Agent) the full amount of the Purchase Price, which amount shall be held by the Escrow Agent pending the consummation of the Call Option.

8.3.              The closing of the Call Option (the "Call Option Closing") shall take place three days after the delivery of the exercise notice and the Purchase Price in accordance with Section 1.28.2, at such place in Israel as the parties shall agree. At the Call Option Closing, Viola shall only be required to deliver a share transfer deed evidencing the transfer of Call Option Shares, free and clear of Encumbrance against receipt in full of the price pursuant to Section 8.1, subject to tax withholding by law unless Viola provides Rivel a valid certificate from the Israeli Tax Authorities providing full exemption from withholding tax (or a lower rate of withholding) or a tax determination from the Israeli Tax Authorities indicating otherwise. If the Call Option Closing is subject to any regulatory approvals then it will be postponed until such approvals are obtained, and if the Call Option Closing is not consummated no later than the 60th day following the delivery of Rivel’s exercise notice, for any reason whatsoever, including failure to obtain any necessary third party or regulatory approvals or consents (but other than breach by Viola of its obligations under this Section 8), then, without limitation of any remedies available to Viola, the Call Option shall expire and terminate and shall have no further force and effect.

9.	Term; Termination.

9.1.              Each of Viola and Rivel may terminate this Agreement by written notice to the other party commencing on the first date after the Rivel Closing on which Viola and its affiliates and Permitted Transferees hold in the aggregate less than 5% of the Company’s issued and outstanding share capital, or, if the purchase of shares by Viola from Kardan pursuant to the Share Purchase Agreement entered into among such parties on or about the date hereof is consummated, 10% of the Company’s issued and outstanding share capital.

9.2.              Viola may terminate this Agreement by written notice to Rivel commencing on the first date on which Rivel and its affiliates and Permitted Transferees hold in the aggregate less than 2.5% of the Company’s issued and outstanding share capital.

9.3.              This Agreement shall automatically terminate upon the termination of the Rivel Agreement as a result of the sale of the Purchased Shares (as defined in the Rivel Agreement) to Del-Ta pursuant to Section 4.1 of the Existing Shareholders Agreement. For the avoidance of doubt, as long as the Existing Shareholders Agreement remains in effect, and this Agreement was not terminated under this Section 8, the provisions of the Existing Shareholders Agreement shall continue to apply, while this Agreement shall apply only to the extent that it is not in contradiction to the Existing Shareholders Agreement.

9.4.              Without derogating from the foregoing, this Agreement shall automatically terminate upon the consummation of a Liquidity Event (as defined below). Additionally, this Agreement shall terminate as to each Shareholder upon the Transfer (as defined above) of all Shares owned by such Shareholder in compliance with this Agreement.

“Liquidity Event” shall mean (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) a merger, consolidation, recapitalization or similar transaction or series of related transactions involving the Company, provided that in each case the Company shareholders immediately prior to such transaction hold less than 20% of the voting securities of the Company (or the surviving or resulting entity) after giving effect to such transaction, or (iii) the sale of all or substantially all of the Company shares (including by way of one or more tender offers), provided that in each case the Company's shareholders immediately prior to such transaction hold less than 20% of the voting securities of the Company (or the surviving or resulting entity) after giving effect to such transaction.

10.	Miscellaneous.

10.1.              Further Assurances. The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary to effect the provisions and purposes of this Agreement and giving full effect to the provisions contemplated hereby.

10.2.              Fees and Expenses. Each Shareholder shall bear its own legal fees and all related expenses in connection with this Agreement.

10.3.              Holding Notice. Rivel shall notify in writing Viola upon any purchase, sale or Encumbrance by it and its affiliates of any Shares, and upon Viola’s request shall certify in writing the Shares then held by it and its affiliates. Viola may include such information in any public filing required to be made by Viola in connection with its holdings in the Company or otherwise.

10.4.              Transfer Void. Any Transfer of Shares effected in violation of this Agreement shall be null and void.

10.5.              Entire Agreement. This Agreement, the exhibits and the schedules hereto and the documents and instruments and other agreements among the parties referenced herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any other agreement, written and oral, that may have been made or entered into by the Shareholders relating to the transactions contemplated by this Agreement.

10.6.              Amendment; Waiver. Any term of this Agreement may be amended (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of all the Shareholders, provided that (i) in the event that Rivel Transfer part but not all of his Shares, then, for purposes of this sentence, any transferee shall not be deemed to be a Shareholder whose consent is required for such amendment, and (ii) in the event that Rivel Transfer all of his Shares, in one or more transactions, to more than one transferee, then for purposes of this sentence, all such transferees (other than transferees in Public Sales) shall constitute together one Shareholder and the consent under this sentence shall be deemed granted if signed by such transferee(s) holding a majority of the Shares currently held by Rivel. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party benefiting from such term, and the proviso of the previous sentence shall equally apply. Any amendment or waiver effected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

10.7.              Press Releases. No party shall issue any statement or communication to any third party (other than their respective agents, partners, affiliates and representatives that are bound by confidentiality restrictions) regarding this Agreement, its existence and content, or the transactions contemplated hereby, without the consent of the other parties hereto, except as required to comply with applicable legal requirements and the rules of any stock exchange.

10.8.              Remedies. The parties hereby acknowledge that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of their obligations hereunder and that, in addition to any other remedy which may be available to a party hereunder or in law or equity, and without any wavier or limitation with respect thereto, a party shall be entitled to injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.9.              Assignment. Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that this Agreement or any of the rights, interests or obligations under this Agreement may be assigned by Viola, upon written notice to the other parties, to one or more affiliates or Permitted Transferees. Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators.

10.10.              Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

10.11.              Definitions. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word “person(s)” shall include an individual, corporation, partnership, association, trust, enterprise or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; the phrase or words “beneficial ownership” of any securities or “own” (and words and phrases of similar import) shall include ownership of record or beneficial ownership for purposes of Rule 13d-3 under the Exchange Act (and for the purposes of Rule 13d-3(d)(1)(i) as if the right to acquire beneficial ownership of such security would have been within 60 days); the word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act of 1933, as amended; the word “group” shall mean any group of persons acting together in the manner described in Rule 13d-5(b)(1) under the Exchange Act; and the term “business day” (whether or not used as a capitalized term) shall mean each day that is not a Friday or Saturday, or on which banking institutions located in Tel Aviv, Israel are authorized or obligated by law or order to close.

10.12.           Interpretation. The headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. The recitals, exhibits and schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the exhibits and schedules hereto. Each of the parties acknowledges that it had assessed the risk, uncertainties and benefits of the transactions contemplated by this Agreement, and that it was represented by legal counsel in the negotiation, execution and delivery of this Agreement. Accordingly, and based on the foregoing facts, among other factors, each party acknowledges and agrees that, for purposes of interpreting this Agreement, no party has had any preference in the design of the provisions of this Agreement (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended).

10.13.           Severability. If any provision of this Agreement or the application thereof becomes or is declared by a court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

10.14.           Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Viola:
Viola Private Equity
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach Israel
Attention:              Harel Beit-On
Telephone No.:     (972)-(9)-9720433
Facsimile No.:        (972)(9)-9594952
Email:                     harelb@violape.com

With a copy to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd. Ramat Gan 52506, Israel
Tel:                        (972)-(3)-610-3100
Fax:                        (972)-(3)-6103-111
Attention:            Dan Shamgar, Advocate
Shira Azran, Advocate
Email:                   dshamgar@meitar.com
sazran@meitar.com
If to Rivel:

62 Pinkas St. Tel Aviv 62157
Tel:                        (972)-(3)-6056555
Fax:                        (972)-(3)-6056555
Email:                     david@rrsat.com

With a copy to (which shall not constitute notice):

Furth, Wilensky, Mizrachi, Knaani – Law Offices
1 Azrieli Center, Tel Aviv 67021, Israel
Tel:                         (972)-(3)-6070800
Fax:                         (972)-(3)-6097797
Attention:              Udi Knaani, Advocate
  Orly Samuelov, Advocate
Email:                      udi@fwmk-law.co.il
orly@fwmk-law.co.il

Without derogating from and subject to Section 3.11, any notice sent in accordance with this Section 10.13 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by airmail two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of delivery or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of delivery; provided, however, that any notice of change of address shall only be valid upon receipt.

10.15.              Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

10.16.              Viola Designation. Viola (“Executing Party”) is signing this Agreement on behalf of itself or as a nominee or trustee of an affiliate thereof, as shall be indicted in writing to Rivel.  In case this Agreement is signed by the Executing Party as a nominee or trustee, then any reference to “Viola” hereunder shall refer to such affiliate, as if an original party hereof, and the Executing Party shall have no further rights or obligations hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Shareholders have each caused this Shareholders Agreement to be duly executed as of the date first above written.

Viola P.E. GP Ltd.

By: /s/ Jonathan Kolber
Name: Jonathan Kolber
Title: Authorized Signatory

By: /s/ Harel Beit-On
Name: Harel Beit-On
Title: Authorized Signatory

Mr. David Rivel

By: /s/ David Rivel
Name: David Rivel